SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

CALL NOTICE
SPECIAL SHAREHOLDERS’ MEETING

The Shareholders are hereby called to the Special Shareholders’ Meeting to be held on January 06, 2010, at 09:00 a.m., on Praça Comte Linneu Gomes, S/N, Portaria 3 – at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, Zip Code. 04626-020, in the Capital of São Paulo State, in order to pass resolutions on the following matters: (a) appointment of a new member to the Board of Directors of the Company, according to art. 13 of the Company’s Bylaws, and (b) restatement of the Company’s Bylaws, due to the recent amendments of articles 5 and 6 of the Bylaws.

General Information: Any shareholder intending to be represented by an attorney-in-fact shall be required to file the respective proxy, providing for special powers and with the grantor’s signature duly certified by a notary public, with the above mentioned address, to the attention of the Investor Relations Officer, until forty-eight (48) hours before the time designated for the Meeting. The minimum percentage for adoption of the multiple vote procedure for election of members of the Board of Directors if five per cent (5%) of the voting capital, as set forth in article 3 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction no. 165, dated December 11, 1991, as amended by CVM Instruction no. 282, dated June 26, 1998.

São Paulo, December 21, 2009

Board of Directors
Álvaro de Souza

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 21, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.